Exhibit 99.1

Safe Bulkers, Inc. Announces Acquisition of Two Newbuild

Post-Panamax Class Drybulk Vessels.

ATHENS, GREECE - December 16, 2009 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has agreed to acquire two additional newbuild drybulk Post-Panamax class vessels, each with a capacity of 95,000 deadweight tons, built by a Japanese shipyard.

The first of the newbuilds is expected to be delivered during the second half of 2010 and the second is expected to be delivered during the first half of 2012. The new agreements expand the existing relationship between the Company and the shipyard, established in 2008 through a contract for a sistership vessel, which is expected to be delivered in the second half of 2011. The aggregate cost for the three vessels in construction at this shipyard is $153.0 million including commissions, plus or minus customary adjustments.

Polys Hajioannou, CEO and Chairman of the Board of Directors of the Company, said: “Implementing our strategy of selective fleet expansion, we are happy to strengthen our relationship with a reputable Japanese shipyard by ordering two additional Post-Panamax class vessels. These acquisitions enhance our competitive position, by providing us with advanced-design, shallow-drafted vessels with exceptional speed and consumption characteristics, suitable to meet the cargo contract needs of our charterers.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services,

transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 14 drybulk vessels, all built post-2003, and the Company has contracted to acquire six additional drybulk newbuild vessels to be delivered at various times beginning in 2010 through 2012 and has agreed to sell one vessel with delivery expected by the end of 2009.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the ability to satisfy the closing conditions of the acquisition, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 210 895 7070

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com